Building wealth through developing and operating major copper & gold mines

TASEKO ENSURES MINIMUM REVENUE STREAM FOR THE NEXT 18 MONTHS

June 28, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") has purchased put options on approximately 90% of the Company’s 2012 copper production, which ensures a minimum selling price of US$3.50 per pound. The puts were financed by selling funded calls at an average strike of US$5.07 per pound at a cost of US$0.10 per pound.

Russell Hallbauer, President and CEO of Taseko, stated; “This hedge transaction was implemented to mitigate margin risk, as we have seen ongoing volatility in commodity prices over the past six months causing heightened concerns on copper price stability. The 2012 put options, combined with the remaining 2011 put options, guarantees the Company’s revenue stream for the next 18 months. This security allows us to bridge into Taseko’s roster of future opportunities without the risk associated with a significant reduction in copper prices.”

Mr. Hallbauer continued, “With numerous near-term projects in the pipeline, including Gibraltar Development Plan 3, advancement of the New Prosperity Gold-Copper project and completing the feasibility level evaluation of our Aley Niobium project, we believe it is prudent to secure the revenue stream on our Gibraltar production to ensure these opportunities can be fully realized.”

During the second quarter of 2011, procurement and detailed engineering began on Gibraltar Development Plan 3 (GDP3). The CDN$325 million capital project will result in a 90% increase in annual copper capacity at Gibraltar to 180 million pounds and a 70% molybdenum production increase to 3 million pounds annually by 2013 (75% to Taseko’s account).

In early June the New Prosperity project description was submitted to the Federal Government. The Company expects the Canadian Environmental Assessment Agency (CEAA) to proceed with the formal environmental assessment process for New Prosperity in the near future.

In addition, Taseko’s management team is also focused on expediting the Aley Niobium Project. In the next six months, the Company’s objective is to convert to a measured and indicated resource and have a feasibility study at or near completion.

For further information on Taseko, please see the Company’s website at www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free1-877-441-4533.

Russell Hallbauer
President and CEO

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com